Mail Stop 4561

February 18, 2009

Mr. Kevin P. Shone
Senior Vice President and Chief Financial Officer
Unica Corporation
170 Tracer Lane
Waltham, MA 02451-1379

> **Re: Unica Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 15, 2008**
> **Form 10-Q for the Quarterly Period Ended December 31, 2008**
> **Filed February 9, 2009**
> **File No. 000-51461**

Dear Mr. Shone:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 29

1.	Please consider expanding the overview in future filings to more fully discuss how management evaluates your financial condition and operating results. A revised overview could include, for example, a more detailed look at your prospects for future growth, material opportunities, and any known trends, demands, commitments, or uncertainties and their impact on your liquidity, capital resources, or results of operations, and material risks and challenges facing the company. For example, consider including under known trends that are affecting your company, a discussion of the following:

	• 	Impact of tight credit conditions on historical and anticipated license revenue;

	• 	Corresponding effects of lower implementation costs for subscription-based customers, and a more specific discussion of the nature of shifting sales personnel to garner more subscription-based customers; and

	• 	 Company activities to expand international sales with enterprise marketing management (EMM) products.

2.	On page 40 you state that the $8.2 million change to your deferred tax asset was the result of management's changed view that "recent negative results should be considered indicative of future results". Please tell us the business conditions or developments specific to your company upon which you based this conclusion. A reasonably complete discussion and analysis of such a materially adverse known trend should be provided in your disclosures, to explain the quantitative and qualitative basis of the conclusion that recent negative results will be indicative of future results.

Results of Operations

Revenue, page 36

3.	You describe factors that contributed to a material change in revenue without quantifying factors that significantly contributed to the change. For example, you disclose on page 37 that subscription revenue increased by $4.8 million, or 53%, from fiscal 2007 to fiscal 2008, primarily attributable to the impact of MarketingCentral acquisition, higher sales of Affinium NetInsight, and increased sales through MSP channel. You further disclose that you anticipate that subscription revenue will continue to increase in future years, without providing a qualitative discussion of the reasons for the belief. In future filings, please expand to provide quantified disclosure of each material factor identified, especially the contribution of any material offsetting factor you identify. Provide a reasonably concise qualitative discussion of why such material changes have occurred, to provide insight into the company's actual activities in the marketplace, the company's strategy, the activities and effects of competitors, and market developments and economic conditions with their effects on the results. See Item 303(a)(3)(ii) of Regulation S-K.

4.   Currently, the text provides little information to investors about the pricing environment for your products over the three most recent years. You disclose in a risk factor on page 13 that your quarterly and annual revenues may fluctuate due to product and price competition, and on page 17 that your international operations face different pricing environments, and on page 19 that you face competitive and other pressure to reduce the pricing of your maintenance arrangements. However, there is no subsequent discussion of pricing for your products and services and its effects on your results of operations. In future filings, please quantify the extent to which any revenue increases were the result of increases in volume sold or increases in price, and also the effect of any decreasing selling prices for your licensing contracts, maintenance and service arrangements or subscription agreements. It appears that the average selling price for new licensing contracts in the fourth quarter of fiscal 2008 was $325,000, which is at the low end of your historical average of $300,000 to $500,000. See Item 303(a)(3)(iii) of Regulation S-K.

5.   In a risk factor on page 13, you disclose that the delay or cancellation of one or more large license transactions could affect your quarterly results of operations. There is no subsequent discussion in your results of operations of the impact of any delay in the closing of a large licensing transaction due to the slower pace of implementation, as occurred during your fourth quarter of fiscal 2008 with the largest licensing transaction that you were then pursuing. Please tell us what consideration you gave to providing a discussion in your results of operations about any delays in closing or decreases in the number of large license transactions, especially considering the challenging macro-economic climate that is adversely impacting perpetual license transactions because of their higher initial costs. We note that under "Results of Operations" on page 24 of the Form 10-Q for the quarter ended December 31, 2008, you disclose that license revenues decreased 42% from the same period in fiscal 2007, primarily due to delays in your sales cycles and cautious buying behavior of your customers; however, there is no further qualitative discussion of why such delays are occurring or why your customers are hesitant and if you expect this trend to continue.

Cost of Revenue, page 38

6.   In light of the fact that you separately breakout and discuss your maintenance revenue and services revenue, tell us how you considered separately breaking out and discussing the cost of maintenance and services revenues.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk, page 47

7.   Your disclosure indicates that declines in interest rates "would reduce future
        investment income." Please tell us how you considered providing a sensitivity
        analysis to describe how changes in interest rates would impact investment
        income. See Item 305 (a)(1)(ii)(A) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Stockholders' Equity and Comprehensive Income, page 53

8.   Please reconcile the $443 "tax benefit on options exercised" in 2008 in your
        consolidated statements of stockholders' equity to the $142 in "excess tax benefits
        from share-based compensation" in your consolidated statements of cash flows.

Notes to Consolidated Financial Statements

4. Goodwill and Acquired Intangible Assets, page 70

9.   Your disclosures indicate that you estimate the fair value of your reporting units
        based on discounted future cash flows estimated by management. We note that
        you have recorded a valuation allowance against your deferred tax assets because
        "recent negative results should be considered indicative of future results." Please
        tell us how you considered these future negative results when performing your
        annual goodwill impairment test.

13. Segment Information, page 81

10.   Your disclosures indicate that you view and manage your business as one
        reporting segment. We also note your disclosures on page 70 which suggest that
        you have multiple reporting units. Please tell us how you considered the
        disclosures required by paragraph 26(a) of SFAS 131.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 84

11.   We note that your Chief Executive Officer and Chief Financial Officer concluded
        that your disclosure controls and procedures were not effective but you do not
        disclose the date of this conclusion. Please tell us the date of your conclusion and
        ensure that you disclose this date in future filings. See Item 307 of Regulation S-
        K.

Management's Report on Internal Control Over Financial Reporting, page 84

12.   We note that you identified a material weakness related to deferred maintenance
        and subscription revenue. Please tell us more about this material weakness and
        tell us how it was identified. Tell us whether you recorded any adjustments in the
        quarter ended September 30, 2008 in connection with the material weakness. If
        you recorded adjustments, tell us whether these adjustments related to prior
        periods and explain how you have concluded that they were not material to the
        current or prior periods. Please provide us with a detailed SAB 99 analysis that
        supports this conclusion.

Item 11. Executive Compensation, page 87

Incorporated by Reference from Definitive Proxy Statement filed on January 20, 2009

Compensation Discussion and Analysis, page 25

Overview and Compensation Philosophy, page 25

13.   We note that you hired Watson Wyatt to conduct an analysis of your
        compensation elements. Watson Wyatt analyzed national pay surveys of public
        software and high technology companies to provide a comparative basis. Watson
        Wyatt then compared total cash compensation of the peer group in 50th percentile
        to your total cash compensation, to which your compensation committee
        established cash compensation targets and non-cash compensation primarily
        based on this benchmarking data. As it appears you engage in benchmarking
        compensation, you should disclose the component companies of the benchmark
        and provide a concise discussion of how the comparative compensation is used,
        including the nature and extent of any discretion the compensation committee
        retains. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of
        Division of Corporation Finance's compliance and disclosure interpretations of
        Regulation S-K for more information. Please confirm that you will provide
        conforming disclosure in future filings, as applicable.

Elements of Compensation, page 26

14.   You have omitted the company performance target, and in the case of Mr.
        Goldwasser, also his individual goals; Mr. Schandig, his quarterly bookings
        targets; and for Mr. Welch, his quarterly services revenues and services margin
        targets. As these targets appear to be material to your compensation policy, they
        should be disclosed pursuant to Item 402(b)(2)(v) of Regulation S-K. If you have
        omitted these performance targets in reliance upon Instruction 4 to Item 402(b) of
        Regulation S-K, in your response letter please provide a reasonably detailed
        analysis supporting your conclusion that disclosure of the performance targets

would cause you competitive harm.

15.   You have provided limited information concerning the degree of difficulty with which the undisclosed performance targets may be achieved, disclosing only that they are generally designed to be aggressive, and as was the case in fiscal 2008, that you do not expect all goals to be fully achieved. In future filings please expand your discussion of how difficult it would be for you to achieve the undisclosed performance targets. General statements regarding the level of difficulty or ease associated with achieving performance measures are insufficient. For guidance, please refer to Question 118.04 of Division of Corporation Finance's compliance and disclosure interpretations of Regulation S-K.

16.   We note that some of your named executive officers received part of their bonuses on a quarterly basis (those with elements tied to quarterly targets); and that all other aspects of compensation were paid in two parts, in May and November. Please tell us if target corporate performance and individual performance goals are fixed in the beginning of the fiscal year, or if these targets are adjusted during the course of the year. Please also confirm that you will provide clarifying disclosure in future filings, as applicable.

17.   Under tax considerations on page 31 you disclose that from time to time you may authorize compensation payments that are not deductible under Section 162(m) of the Internal Revenue Code. Please tell us if there was any non-deductible compensation provided in fiscal 2008; and if so, please tell us what consideration you gave to disclosing the non-deductible portions of compensation for each named executive officer. Also, tell us the incremental tax impact to the company of the payment of any non-deductible compensation. Also, please tell us how you plan to address this matter in future disclosure documents that provide executive compensation information.

Executive Officer Compensation, page 32

Summary Compensation Table, page 32

18.   You disclose in footnote 5 that Mr. Goldwasser was paid a total of $234,687, pursuant to terms specified in a transition agreement entered into by Mr. Goldwasser and your company on July 8, 2008. Please tell us why this agreement was not filed as a material contract to your Form 10-K for the fiscal year ended September 30, 2008, consistent with Item 601(b)(10)(iii) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended December 31, 2008

Item 4. Controls and Procedures

Changes in Internal Control over Financial Reporting, page 32

19.   Your disclosures indicate that you are implementing enhancements to your internal controls over financial reporting to address the material weakness. Considering these enhancements, tell us how you concluded that there were no changes in your internal control over financial reporting during the quarter ended December 31, 2008 that materially affected the Company's internal control over financial reporting.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief